Exhibit (e)(7)

Date:	16 November 2010 (revised)

To:	Joseph Uglialoro
Acting General Counsel

Re:	Additional Employment Benefits

GTSI desires to retain you and thank you for your commitment to the organization. Additionally, we are pleased that you are willing to take on the Acting General Counsel role for GTSI. In light of these events the Board has approved the following additional employment benefits for you:

1. Stock Options (strike price set as of the date of approval by the Board on 11.03.10)

As part of your compensation package, the Board has approved a non-statutory stock option (“Option”), effective as of the date of grant (the “Grant Date”), to purchase 10,000 shares of the Company’s Common Stock. The exercise price will be equal to the closing price (as reported the following business day in The Wall Street Journal) of the Company’s Common Stock on the Grant Date. Your options will vest and be exercisable, cumulatively, in four equal annual installments with the first installment vesting on the first anniversary of the Grant Date, and will be subject to the terms and provisions of the stock option agreement evidencing the grant of the Option. Your Option shall expire, to the extent not previously exercised, upon the earlier of seven years from the date of initial vesting or three months after you cease to be a GTSI employee. In the case of a “change in control” set out in the proposed Employment Agreement, the entire options shall immediately vest and be exercisable.

2. Change of Control

As an additional consideration to you, you will be eligible for a Change of Control Termination benefit. In the event your employment with the Company is terminated without Cause, or you resign for Good Reason during the Change of Control Period, or events leading to your resignation for Good Reason are effected in anticipation of a Change of Control, including but not limited to an attempt to avoid the Company or its successor’s obligations under this Agreement, then the following will occur:

(a) Company will provide to you, within thirty (30) days after the effective date of such termination without Cause or resignation for Good Reason, a severance payment, subject to standard withholdings and deductions, in an amount equal to 3 months (“Period”) of your Annual Total Target Compensation. This amount will be paid for over a total of 3 months, payable in semi-monthly payments on GTSl’s normal pay periods. Payments will begin on the initial pay period following the Effective Date. In addition, the Company will provide, at its expense, continued group health insurance benefits (medical, dental and vision) for you and your eligible dependents under COBRA for a period of up to six (6) months following the effective date of your termination without Cause or resignation for Good Reason; or you are gainfully employed at another place of work, whichever is sooner.

Cause – Termination by GTSI of an officer’s/employee’s employment for “Cause” means termination as a result of (i) acts or omissions involving unacceptable performance or conduct (examples of which include, but are not limited to: failure or refusal to perform assigned duties or to follow Company policies, as determined in the sole discretion of the Company; commission of sexual harassment; excessive absenteeism; unlawful use or possession of drugs or misuse of legal drugs or alcohol; misappropriation of a Company asset or opportunity; the offer, payment, solicitation or acceptance of any bribe or kickback with respect to the Company’s business; the assertion, representation or certification of any false claim or statement to a Company customer; or indictment or conviction for any felony whatsoever or for any misdemeanor involving moral turpitude); (ii) inability for any reason to perform the essential functions of the position; or (iii) other conduct deemed by the Company to be inappropriate for an officer or harmful to the Company’s interests or reputation.

(b) Any unvested stock units issued to you pursuant to the Company’s 1996 Stock Option Plan or Capitalization Plan will have their vesting accelerated in full or their restrictions lapsed so as to become one hundred percent (100%) vested and restricted as of the date of such termination.

(c) Prior to you gaining the right to receive, and in exchange for, the severance compensation, benefits and option acceleration provided in Sections (a) and (b) above, to which you would not otherwise be entitled, you will first enter into and execute a release substantially in the form attached hereto as Exhibit A (the “Release”) upon your termination of employment. Unless the Release is executed by you and delivered to the Company within twenty-one (21) days (forty-five (45) days in the event of a group termination) after the termination of your employment with the Company, you will not receive any severance benefits provided under this Agreement, acceleration, if any, of your Options as provided in this Agreement will not apply and your options in such event may be exercised following the date of your termination only to the extent provided under their original terms in accordance with the applicable stock option plan and option agreements.

3. Severance Package for separation not for cause

In light of your commitment to GTSI and our desire to retain your services, this Offer Agreement (“Agreement”) sets forth the understanding between you and GTSI in the event you are terminated without Cause. In such an event, GTSI will pay you within thirty (30) days after the effective date of such termination without Cause (“Termination”), a severance payment, subject to standard withholdings and deductions, in an amount equal to four (4) months (“Period”) of your Annual Base Salary in effect immediately prior to the Termination. This amount will be paid over a total of four (4) months payable in bi-monthly payments on GTSI’s normal pay periods. Payments will begin on the initial pay period following the effective date of the Termination.

Prior to you gaining the right to receive, and in exchange for, the severance compensation and benefits to which you would not otherwise be entitled, you agree that GTSI’s obligation to pay this severance compensation is subject to you entering into and executing a release substantially in the form attached hereto as Exhibit A (the “Release”) upon the Termination. Unless the Release is executed by you and delivered to the Company within twenty-one (21) days after the Termination, you will not receive any severance compensation provided under this Agreement.

4. Special One Time MBO

You will be eligible for a one-time special MBO bonus of $25,000 for performing the role of acting General Counsel for the time period of October 01 to December 31st (end date is approximate and may be extended at the discretion of senior management). This MBO is for performing above and beyond your current role as Deputy General Counsel. Assuming your successful performance in this acting role between this timeframe, this MBO bonus would be paid on or about December 30, 2010.

5. Coverage On GTSI’s Directors and Officers Insurance

Due to the unique and sensitive role that you perform for the organization you will be listed as a covered person under the GTSI D&O insurance policy.

6. Retention Bonus

You will be offered a one-time $20,000 cash retention bonus (given to you already by Peter Whitfield), with the following payout schedule (25% within 30 days of acceptance, 25% at 90 days from acceptance, 50% at 180 days after acceptance). Please note that there is a one year payback contingency connected to this retention bonus as explained in the separate document already in your possession.

Joe, you are a key and valued member of the GTSI management team. As your response to this offer is of great importance to us, we ask that you notify us of your decision by signing and returning a copy of this letter to me within one week. Please note that this offer will expire one week from the date of the letter.

Accepted:

/s/ Joseph Uglialoro	Nov 16, 2010
Joseph Uglialoro	Date Signed